INTERNATIONAL HI-TECH INDUSTRIES INC.

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FIRST QUARTER ENDED
MARCH 31, 2006

May 30, 2006

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Overview

The principal business of International Hi-Tech Industries Inc. (the "Corporation") is the development and commercialization of a new building system (the "Technology") in Canada, and internationally through the Corporation's 50.7% owned subsidiary, IHI International Holdings Ltd. ("IHI International"). The Canadian rights to the Technology are held by the Corporation pursuant to a license agreement which terminates on March 16, 2092 (the "Canadian License Agreement"). The international rights to the Technology are held by IHI International pursuant to a license agreement which terminates on October 4, 2093 (the "International License Agreement").

Management is committed to enhancing the financial return on the Corporation's $20.8 million of assets, primarily invested in the Corporation's permanent manufacturing facility at 7393 Hopcott Road, Delta, British Columbia (the "Facility"). In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate culture.

The Corporation is progressing with construction of its Optima Tower Project, a high-rise development located in Surrey Central City, British Columbia. The project is attracting interest from local and international developers and from contractors, shareholders and buyers. The Optima Tower will be home to a 4,300 square foot child care facility operated by the YMCA of Greater Vancouver. Following receipt of the building permit for the project, the Corporation estimates that the first Optima tower should be erected in approximately six weeks after the onsite construction reaches the ground level. A full scale two bedroom suite, incorporating the Corporation's pre-manufactured foundations, will be assembled at the Optima Presentation Centre after obtaining the building permits for the project.

The Corporation has also entered into a Memorandum of Understanding to establish a 5,000 square foot high-end "show home" in the Middle East Gulf region. The Corporation expects the home to be finished, erected on site, and ready for viewing before the end of September 2006.

The Corporation continues to develop additional innovative prototypes for the lucrative oil and mining industries in Canada. These prototypes range from temporary housing accommodations to insulated and air tight storage units, mobile schools, mobile insulated environmental mats, septic tanks, commercial buildings, industrial shops and job site offices. A fully integrated prototype building, measuring 40x80x25 feet, is designed to be fully erected within eight to sixteen hours, depending on the crew experience. The only site preparation for the building is a levelled compacted ground. The ground slab panels that are part of the three dimensional structure act as a floating foundation and are designed to accommodate a 100,000 pound caterpillar loader. Recently, a prototype structure was erected successfully in Northern Alberta and has been attracting interest from several potential clients.

The Corporation announced that its potential joint venture partner for the Canadian Prairie region has secured an approximate 15 acre heavy industrial zoned site for a manufacturing facility, incorporating the Technology. The acquisition has been completed.

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Manufacturing Facility

The building for the Facility is complete.

Attainment of Commercial Production

The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by FANUC Robotics Canada Ltd. and General Electric Capital Canada Inc. ("Fanuc-GE"), which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of 2006. The budget to complete Phase 3 is approximately $5 million. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by Fanuc-GE. See "Legal Proceedings" below.

An additional Mobile Industrial Building has been manufactured and will be erected at the Corporation's Facility site once necessary permits are secured. The new structure will be separated from the main production building and is intended to house an automated welding production line. The line will be designed to allow the Corporation to achieve production at full capacity rates.

The Corporation is not ready for production at full capacity rates.

Application of Building Technology

The Corporation has moved ahead with a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology in very severe climatic conditions.

Intellectual Property

The United States Patent and Trademark office has granted United States Patent No. 5584151 from the divisional application relating to foundation components of the Technology. The United States Patent and Trademark office has also granted United States Patent Nos. 5862639 and 5785904 relating to the panels and the method of securing architectural finish elements, respectively. Over 110 patent applications and applications for other forms of protection have been filed worldwide to attempt to establish exclusionary rights to the Technology in at least 180 countries or regions.

Results of Operations

The Corporation had a net loss of $1,242,711 for the three months ended March 31, 2006, as compared to a net loss of $1,067,780 for the three months ended March 31, 2005.

As at the end of the first quarter, the Corporation had retained 26 interim license agreements that call for the establishment of up to 30 Hi-Tech Factories.

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The Corporation expects that the budget for Phase 3 will be approximately $5,000,000. The Corporation has made a claim of damages in excess of $5,000,000 in connection with the litigation commenced by the Corporation against Fanuc-GE. The Corporation intends to raise additional funds through equity financings, sale of it licenses or from profits generated from its development project. There can be no assurance that the Corporation will be successful in raising these funds.

Summary of Quarterly Results

The selected quarterly information below for the eight quarters ended March 31, 2006 is taken from our financial statements. The statements for the quarter ended March 31, 2006 have been prepared according to Canadian GAAP.

All financial data presented below is in Canadian dollars.

The following table sets forth selected consolidated financial information with respect to the Corporation for the eight quarters ended March 31, 2006:

	March 2005 $	December 2005 $	September 2005 $	June 2005 $	March 2005 $	December 2004 $	September 2004 $	June 2004 $
Total Revenue(1)	8,015	234,915	22,819	70,004	81,946	33,342	(25,950)	217,789
Income (Loss) Before Extraordinary Items	(1,242,711)	(4,676,992)	(1,002,801)	(1,339,575)	(1,067,780)	(2,560,095)	(1,659,794)	(1,579,371)
Income (Loss) Before Extraordinary Items Per Share	(0.01)	(0.04)	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)
Net Income (Loss)	(1,242,711)	(4,658,244)	(1,002,801)	(1,339,575)	(1,067,780)	(6,584,597)	(1,659,794)	(1,579,371)

1 Interest and Other Income

Capital Requirements, Resources and Liquidity

The Corporation's cash balance at March 31, 2006 was $415,672 (December 31, 2005 - $1,079,947), a decrease of $664,275 from December 31, 2005. As at March 31, 2006, the Corporation had a working capital deficit of $526,144 (compared to a working capital deficit of $2,840,298 as at December 31, 2005).

As at March 31, 2006, the Facility, including the property, plant and equipment, had a net book value of approximately $16.9 million. The historical cost of the Facility is approximately $27.9 million.

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The Corporation has a first mortgage financing over the Corporation's Hopcott Road Property in the amount of $4,500,000. The term of the mortgage is for three years, maturing September 1, 2007, with an annual interest rate of 7%.

To deal with its working capital deficiency of $2,840,298 as at year end, the Corporation arranged a private placement of 7,000,000 units at a price of $0.60 per unit for total proceeds of $4,200,000. Each unit will be comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.80 per share. The proceeds raised will be used for working capital relating to construction projects the Corporation is bidding for and awarded, for applying to obtain the necessary performance bonds for such projects, for general working capital and to pay down debts. The private placement was approved by the TSX Venture Exchange on April 17, 2006 and closed on May 9, 2006. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Contingencies

A portion of the amounts shown as contingency amounts in the Corporation's Financial Statements are amounts owed to members of Mr. Rached's family.

Risks and Uncertainties

For a detailed description of possible risk factors associated with the Corporation and/or its subsidiary, please refer to the section entitled "Risks and Uncertainties" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2005. There have been no material changes to the risk factors disclosed at that time.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

The following are the only transactions that occurred during the first quarter ended March 31, 2006 that have affected or will affect the Corporation, and involved directors, officers or individuals related to the Corporation:

  The Corporation has entered into a Consulting Fee Agreement, dated October 25, 1992. Under the Consulting Fee Agreement, RAR Consultants Ltd. ("RAR Consultants") and Garmeco Canada Int'l Consulting Engineers Ltd. ("Garmeco Canada") have agreed to assist the Corporation by providing detailed engineering designs for the projects that the Corporation undertakes. The Corporation has agreed to pay RAR Consultants and Garmeco Canada an initial fee of 4% of the factory cost price of each individual design and 1% of the factory cost price for subsequent uses of the same design;

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  Up to the first quarter ended March 31, 2006, the Corporation paid $18,000 to RAR Consultants, a company controlled by Mr. Rached's family for management fees;

  Up to the first quarter ended March 31, 2006, the Corporation paid $19,500 for rent to 434088 B.C. Ltd, a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

  Up to the first quarter ended March 31, 2006, the Corporation paid $27,217 for directors and officers fees;

  Up to the first quarter ended March 31, 2006, the Corporation paid $9,898 for consulting services to a company controlled by a director;

  Up to the first quarter ended March 31, 2006, the Corporation paid $nil for consulting services to Garmeco Canada, a company controlled by Mr. Rached's family;

  Up to the first quarter ended March 31, 2005, the Corporation paid $11,170 to Lang Michener LLP, a law firm in which Stephen D. Wortley, the Secretary of the Corporation, is a partner, for profession services;

  At March 31, 2006, $50,000 is included in promissory notes payable from a company controlled by an officer; and

  At March 31, 2006, $5,575,435 is included in deposits received related to joint venture option agreements from companies controlled by the family of an officer.

Changes in Accounting Policies including Initial Adoption

There have been no changes in the Corporation's accounting policies in the first quarter of 2006 and management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, could have a material effect on the accompanying financial statements.

Financial Instruments and Other Instruments

The Corporation's financial instruments consist of cash and cash equivalents, redeemable preferred shares, receivables, notes receivable and accrued interest, accounts payable and accrued interest payable, loans payable, long term debt and promissory note payable. Unless otherwise noted, it is management's opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments other than redeemable preferred shares approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the redeemable shares was calculated using discounted cash flow analysis and approximated the carrying value as the implicit interest rate is similar to current market rates.

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Forward-Looking Statements

All statements other than statements of historical fact in this Management Discussion and Analysis are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans, and objectives of or involving the Corporation. Readers can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.

There are no assurances that the plans, intentions, or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, which if different could cause results to differ materially from those expressed in the forward-looking statement. Additional information on these and other factors is included in the Corporation's 2004 Annual Report on Form 20-F, which may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Legal Proceedings

For a detailed description of the legal proceedings associated with the Corporation and/or its subsidiary, please refer to the section entitled "Legal Proceedings" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2005.

Additional Disclosure for Venture Issuers without Significant Revenue

The following table sets forth selected consolidated financial information with respect to the Corporation for the period ended March 31, 2006 and 2005:

	March 31, 2006 $	March 31, 2005 $
Deferred Development Costs	--	--
General and Administration Expenses	934,371	822,005
Foreign Exchange	3,022	767
Interest	132,405	124,483
Depreciation and Amortization	180,928	202,459

Disclosure of Outstanding Share Data

To date, the Corporation's issued and outstanding share capital is 129,175,065. The Corporation currently has outstanding options to purchase 5,200,000 common shares of the Corporation and warrants to purchase 22,000,000 common shares.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.